DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.dlapiper.com

Michael J. Stein
michael.stein@dlapiper.com
T	410.580.4044
F	410.580.3114

VIA EDGAR

January 27, 2017

Re:	Acceleration Request for Laureate Education, Inc.
Registration Statement on Form S-1 (File No. 333-207243)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Laureate Education, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on January 31, 2017, or as soon as practicable thereafter.  We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (410) 580-4044 with any questions.

Very truly yours,

/s/ Michael J. Stein
Michael J. Stein

VIA EDGAR

January 27, 2017

Re:	Laureate Education, Inc.
Registration Statement on Form S-1
(File No. 333-207243)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Laureate Education, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m., Washington, D.C. time, on January 31, 2017, or as soon as possible thereafter, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, DLA Piper LLP (US), by calling Michael J. Stein, Esq., at (410) 580-4044.

Very truly yours,

LAUREATE EDUCATION, INC.

By:	/s/ Eilif Serck-Hanssen
	Name:	Eilif Serck-Hanssen
	Title:	Executive Vice President and Chief Financial Officer

VIA EDGAR

January 27, 2017

Re:	Laureate Education, Inc. (the “Company”)
Registration Statement on Form S-1 File No. 333-207243

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of up to 33,350,000 shares of Class A common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 3:00 p.m., Washington D.C. time, on January 31, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus, dated January 18, 2017, through the date hereof:

Preliminary Prospectus dated January 18, 2017:

3,667 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

MORGAN STANLEY & CO. LLC

BARCLAYS CAPITAL INC.

As Representatives of the several Underwriters:

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/Jeff Douthit
	Name:	Jeff Douthit
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/James Watts
	Name:	James Watts
	Title:	Vice President

BARCLAYS CAPITAL INC.

By:	/s/Brooke Navarro
	Name:	Brooke Navarro
	Title:	Director

[Signature Page to Underwriter Acceleration Request]